Mail Stop 3561

June 24, 2009

Joseph W. McHugh, Jr.
Chief Financial Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, NY 10017

      Re: **Rand Logistics, Inc.**
              File No. 001-33345
              Form 10-K: For the fiscal year ended March 31, 2008
              Form 10-Q: For the quarterly period ended December 31, 2008

Dear Mr. McHugh:

     We have completed our review of your Form 10-K and your related filing and have no further comments at this time.

                         Sincerely,

                         Lyn Shenk
                         Branch Chief